August 10, 2005
Mr. John Cash
Accounting Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re:	PDG Environmental, Inc. Form 10-K/A#2 for the Fiscal Year Ended January 31, 2005 Filed June 10, 2005 Form 10-Q for the Fiscal Quarter Ended April 30, 2005 Form 8-K Filed July 7, 2005 File No. 0-13667
Dear Mr. Cash:
Thank you for your comments in your letter of July 27, 2005 concerning the review of our Form 10-K/A #2 for the fiscal year ended January 31, 2005 filed on June 10, 2005, our Form 10-Q for the fiscal quarter ended April 30, 2005 and our Form 8-K filed on July 7, 2005. This letter includes our response to your comments. This letter also includes your question prior to our response.
FORM 10/A#2 FOR THE FISCAL YEAR ENDED JANUARY 31, 2005
Consolidated Statement of Operations, page F-4
1.	We note your response to comment 5 from your letter dated June 1, 2005 and disagree with your assessment. We read that you believe that SFAS 144 only contemplates disposal of asset groups with separately identifiable cash flows and therefore in not applicable to your circumstance. Please note that paragraph 41 of SFAS 144, which indicates how to report discontinued operations, does provide guidance on circumstances where the assets that are being disposed have separable cash flows from the rest of the entity. However, paragraph 45 of SFAS 144, to which we referred you in our previous letter, indicates how to report gains and losses on the sale of a long-lived asset that is not a “component of an entity” and therefore does not have separable cash flows. It remains unclear to us how the guidance in paragraph 45 does not apply to your situation. Please provide us with additional accounting guidance to support your current classification of gains on the sale of fixed assets. Alternatively, please confirm to us that you will reclassify these gains as part of the subtotaled caption income from continuing operations in future filings.
We concur with the Commission’s position and will reclassify these gains as part of the subtotaled caption income from continuing in future filings.

August 10, 2005
Mr. John Cash
FORM 10-Q FOR THE PERIOD ENDED APRIL 30, 2005
Management’s Discussion and Analysis, page 10
Liquidity and Capital Resources, page 11
2.	We note that you provide a brief analysis of the underlying factors behind your cash flows from investing activities and cash flows from financing activities. It is unclear to us why you have not provided a similar analysis of the factors behind your cash flows from operating activities. Please revise future quarterly and annual Exchange Act filings to provide a brief analysis of the factors behind your cash flows from each of the three major cash flow categories.

We concur with the Commission’s position and will provide this analysis in future quarterly and annual Exchange Act filings.
FORM 8-K FILED JULY 7, 2005
3.	We read in your Form 8-K that you entered into two private placements for your stock on July 1, 2005. We also note that you intend to file registration statements in the near future to register the common stock underlying these private placements. Please provide us with the following information about your accounting for these transactions:
•	For the Common Private Placement, please tell us how you have accounted for the stock warrants that you sold. If you have allocated any of the proceeds from this transaction to additional paid in capital for these stock warrants, please quantify that amount for us and provide us with a brief description of your methodology for determining the fair value of the warrants.
We applied the Black-Scholes method to determine the fair value of the warrants issued in the Common Private Placement. Utilizing the thirty- week (Friday) closing price, a 6% risk free rate with a five-year term and a 0% dividend yield. A volaility of 0.62 was determined. This resulted in a $284,126 and $262,444 value, $0.62 and $0.57 per share, for the $1.11 exercise price warrant and the $1.33 exercise price warrant, respectively. The resulting total of $546,570 was then reduced by approximately $50,000, which is the portion of total transaction costs allocated to the warrants. The result of approximately $497,000 was allocated to Common Stock Warrants. Once we have received all billings for transaction costs the allocation number will be finalized.

The warrants also contain a net settlement via cashless exercise feature, at the option of the warrant holder upon the occurrence of certain events, but in no event are we required to ever expend cash as part of the warrant exercise as the net settlements are always in shares of our stock. Therefore, we have classified the Common Stock Warrant as part of stockholders’ equity. We referred to EITF 00-19 and FAS 133 and determined the warrants would not be liabilities.

August 10, 2005
Mr. John Cash
•	For the Preferred Private Placement, please tell us how you have accounted for both the preferred stock and the stock warrants that you sold. If you have allocated any of the proceeds from this transaction to additional paid in capital for these stock warrants, please quantify that amount for us and provide us with a brief description of your methodology for determining the fair value of the warrants. Additionally, provide us with your analysis of the beneficial conversion feature that appears to be contained in this preferred stock, and tell us how you have accounted for this beneficial conversion feature. Refer to EITF 98-5 and EITF 00-27.
We applied the Black-Scholes method to determine the fair value of the common warrants issued in the Preferred Private Placement. Utilizing the thirty-week (Friday) closing price, a 6% risk free rate with a five-year term and a 0% dividend yield. A volaility of 0.62 was determined. This resulted in a $937,615 and $866,065 value, $0.62 and $0.57 per share, for the $1.11 exercise price warrant and the $1.33 exercise price warrant, respectively. The resulting total of $1,803,680 was then reduced by approximately $167,000, which is the portion of total transaction costs allocated to the warrants. The result of approximately $1,637,000 was allocated to Common Stock Warrants. Once we have received all billings for transaction costs the allocation number will be finalized. The warrants provide a net settlement via cashless exercise feature, at the option of the warrant holder, but in no case are we required to ever expend cash as part of the warrant exercise. Therefore, we have classified the Common Stock Warrant as part of stockholders’ equity.

The initial conversion rate is $1.00 per share (resulting in 5,500,000 common shares). The value of the beneficial conversion feature (“BCF”), after deducting the valuation of the warrants was $0.41 per share or $2,244,000. (Our share price was $1.08 on July 1, 2005, the commitment date, and the intrinsic value of the preferred was $0.67 per share). .

The allocated portion of the transaction expenses was deducted to arrive at a value of $1,109,000 for the preferred stock, a $1,637,000 value for the Common Stock Warrant and a $2,244,000 entry to Additional Paid in Capital for the beneficial conversion feature. The preferred stock will be reflected outside of Stockholders’ Equity as it is redeemable at the option of the holder upon the occurrence of certain events and matures in July 2009 at which time the remaining unconverted principal plus accrued dividends at 8% per annum are payable to the holders in cash.

The preferred stock will be accreted from its initial value of $1,109,000 back to its face value of $5,500,000 using an effective interest rate of 40.9% with the offset to retained earnings (preferred dividends) over the four-year life of the preferred stock.

August 10, 2005
Mr. John Cash
The preferred stock provides for two resets of the conversion rate with a floor of $0.68 per share. The resets are triggered by our failure to have effective registration statements and to increase the number of authorized commons shares within certain timeframes after the close of this transaction.

There is a contingent BCF which provides for the preferred stock to be converted to common shares at 90% of stock price if certain events occur which may be beyond our control. We have measured the contingent BCF as of the commitment date based on information as of that date. We would recognize the contingent BCF once the contingency is resolved. A BCF would also be recognized if there was an actual “reset.” The valuation of the contingent BCF is $1,109,000 as the actual calculation results in valuation of the preferred at a value below zero, which is not permitted.

The contingent BCF caused by the potential reset of the conversion price at the floor of $0.68 per share was measured at the commitment date based on the most favorable terms to the investor. However, the amount is only recognized if the contingency actually occurs. If a reset occurs, the BCF will then be recognized (Issue 3 of EITF 00-27).

The agreement also provides for contingent preferred stock redemption provisions requiring redemption at the greater of 120% or current market price of the stock. The likelihood of the contingency of the redemption feature being triggered will be evaluated based on FAS 5. The redemption provision is triggered by a number of events including suspension in trading of our common stock on an exchange, the lack of an effective registration statement 210 days after the close and the failure to obtain shareholder approval of a change in the Articles of Incorporation to increase the number of authorized shares among other events. We will evaluate the likelihood of the redemption provision being triggered at the end of every quarter utilizing the guidance of FAS 5. If it is probable that a redemption event will be triggered, we will record a liability in accordance with the formula contained in the agreement. If a liability should be recorded (it is at the greater of 120% of the face value plus accrued dividends or the face value plus accrued dividends divided by the conversion rate times the current market price of the common stock), there would then be an embedded derivative for the price, which is indexed to our Company stock price. The embedded derivative would have to be recorded as a liability at that time, and adjusted to fair value with gains or losses flowing through the income statement.

There is an over-allotment provision which provides for within approximately one-year for the purchase of additional preferred stock If the overallotment is exercised, the accounting would follow the discussion above..

August 10, 2005
Mr. John Cash
•	We note that your preferred stock pays a dividend of 8% of the face value per share per annum. When you discuss this preferred stock in future filings, please also disclose the effective dividend rate paid on this stock.

The preferred stock carries an 8% dividend. Additionally, in order to accrete the valuation of the preferred stock at the commitment date ($1,109,000) back to its $5,500,000 face value over the four-year life of the preferred stock, an accretion interest rate of 40.7% results. Therefore, the effective dividend rate is 48.7%, which we will disclose in future filings.
The following is a summary of aspects of the preferred offering which will be disclosed in our future financial statements:
■ Beneficial conversion feature (BCF) at commitment date
■ Contingent beneficial conversion feature
■ Detachable Warrants to purchase common stock
■ Mandatory redemption provisions
■ Over-allotment provisions
■ Contingent conversion features.
■ Contingent redemption.
Again, thank you for your comments. Please call Todd Fortier at 412-243-3200 x15 with any questions that you may have.

Sincerely,

/s/ John C. Regan

John C. Regan
Chief Executive Officer and Chief Financial Officer
Cc:	James D. Chiafullo, Esquire Cohen & Grigsby